

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 25, 2016

Thomas J. Seifert
Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

Re: **Symantec Corporation**
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed May 20, 2016
File No. 000-17781

Dear Mr. Seifert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services